SCOTT BARTEL

E-mail: scott.bartel@bullivant.com

August 16, 2006

Via EDGAR and Federal Express

Ms. Carmen Moncada-Terry

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Piedmont Mining Company, Inc. Registration Statement on Form SB-2 Filed June 27, 2006 File No. 333-135376

Dear Ms. Moncada-Terry:

On behalf of Piedmont Mining Company, Inc. (“Piedmont”), we are filing this pre-effective amendment no. 1 (“Amendment”) to Piedmont’s registration statement on Form SB-2 originally filed with the Commission on June 27, 2006. This Amendment is being filed in response to the Staff's comment letter dated July 21, 2006 and to update other information. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from the original Registration Statement filed with the Commission on June 27, 2006. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's July 21, 2006 letter.

Form SB-2 filed June 27, 2006

General

1.

To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

RESPONSE:

We have considered all of the comments raised by the Staff’s July 21, 2006 letter and have made corresponding changes where we deem appropriate.

Ms. Carmen Moncada-Terry

August 16, 2006

2.

Revise to provide updated and current information throughout the prospectus. For example, we note that on July 2, 2006, you entered into an option agreement with Columbus Gold Corporation to acquire the Dutch Flat Property.

RESPONSE:

We have considered all of the comments raised by the Staff’s July 21, 2006 letter and have provided updated and current information throughout the Prospectus to cover activities of Piedmont between the date that the original Registration Statement filed with the Commission on June 27, 2006 and the filing of this Amendment.

3.	Please ensure that you provide all omitted exhibits prior to effectiveness.
RESPONSE:

We acknowledge the comment raised by the Staff’s July 21, 2006 letter and as part of this Amendment we have provided all exhibits omitted from the original Registration Statement filed with the Commission on June 27, 2006.

Prospectus Summary

Our Business, page 1

4.

It appears that the company’s only right to the referenced properties consists of either leases or options to acquire the leased properties. Please remove references throughout the prospectus to “our properties” and clarify that you are only leasing the properties and may opt to acquire the properties pursuant to option agreements.

RESPONSE:

We have removed references throughout the Prospectus to “our properties” and have clarified that Piedmont has the right to explore various properties through leasing arrangements and may opt to acquire one, some or all of the properties that it currently leases pursuant to option agreements.

Risk Factors, page 5

5.

 Eliminate language that mitigates the risk you present. State the risk directly and plainly. We note these examples “cannot insure,” “cannot be assured,” “cannot provide... assurance,” and “may be unable.”

RESPONSE:

We have endeavored to removed references throughout the Prospectus to “cannot be assured,” “cannot provide... assurance,” and “may be unable” in order to eliminate language that mitigates the risks presented by Piedmont. However, we have not eliminated “cannot insure”

Ms. Carmen Moncada-Terry

August 16, 2006

on page 8 of the Prospectus as we do not feel that it references language that mitigates a risk presented.

6.

Revise your risk factor subheadings to clearly describe the risk associated with the facts described. For example, “[u]ncontrollable and unpredictable outside development and hazards,” “[t]he market price of our Common stock is volatile,” and “[t]here is not active trading market for our common stock.”

RESPONSE:

We have revised the risk factor subheadings in order to clearly describe the risk associated with the facts described.

Dilution, page 13

7.

We note that you present net tangible book value at March 31, 2006 “giving effect to the private placement (without assuming the exercise of the warrants for shares covered by this Prospectus).” Based on your presentation, please address the following items:

•	Disclose the facts and circumstances surrounding the private placement you reference;
•	Reconcile the $840,759 amount used in your dilution calculation to the net tangible book value at March 31, 2006 of $2,058;
•	Tell us the number of shares used to calculate the per share amount of $0.0155 and provide a reconciliation of this number to the amount outstanding at March 31, 2006 of 46,184,707;
•	Disclose how you arrived at the net tangible book value assuming the exercise of all warrants for shares covered by this Prospectus, totaling $1,945,284;
•	Tell us the number of shares used to calculate the per share amount of $0.0175.

Refer to Item 506 of Regulation S-B.

RESPONSE:

We have revised our Dilution section to present the net tangible book value at June 30, 2006. Therefore, we will provide answers to the Staff’s inquires presented above.

•	The facts and circumstances surrounding the private placement are outlined on page 1 of the Prospectus.
•

“Net tangible book value” is obtained by subtracting the total liabilities from the total tangible assets, which is total assets less intangible assets. As such, at June 30, 2006, we have calculated total tangible assets as $651,906, which is total assets of $1,224,206 less intangible assets valued at $572,300 representing exploration projects. Total liabilities of $360,529 subtracted from total tangible assets of $651,906 equals $291,529.

•	The number of shares used to calculate the per share amount of $0.005 was 53,606,517.
•

If all the warrants are exercised by the Selling Stockholders, subject to adjustment to the exercise price, as set forth in the warrant, Piedmont would receive gross proceeds of $1,104,525. Therefore, total tangible assets, after taking into account the addition of the gross proceeds from the exercise of the warrant, would be increased to

Ms. Carmen Moncada-Terry

August 16, 2006

$1,756,431. Total liabilities of $360,377 subtracted from total tangible assets of $1,756,431 equals $1,396,054.

•	The number of shares used to calculate the per share amount of $0.024 was 58,300,184.

Selling Stockholders, page 14

8.

Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

RESPONSE:

We have complied with this comment on page 15 of the Prospectus.

9.

Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received such shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE:

On page 1 of the Prospectus, we have included a description of the selling stockholder, IBK Capital Corp., a registered broker-dealer, who acted as the placement agent in the round of private placements completed on April 25, 2006 and May 8, 2006.

Directors, Executive Officers, Promoters and Control Persons, page 17

10.	Please disclose the term of office of your directors.
RESPONSE:

We have complied with this comment on page 18 of the Prospectus.

Description of Securities, page 22

11.	Disclose whether your common stock entitles the holders to any dividend or preemptory rights. Also state whether you have a staggered board.

Ms. Carmen Moncada-Terry

August 16, 2006

RESPONSE:

We have complied with this comment on page 22 of the Prospectus.

Reports to Security Holders, page 26

12.	Please revise to reflect the new address of the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549

RESPONSE:

We have complied with this comment on pages 26 and 41 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 26

Internal and External Sources of Liquidity, page 29

13.

You state that you may be able to generate funds for your operations through the sale of a royalty interest in your properties. Please confirm that you are in fact able to sell such interest in the properties. In that regard, we note that you lease rather than own the referenced properties and have entered into option agreements to acquire the properties.

RESPONSE:

We have removed all references in the Prospectus reflecting Piedmont’s ability to generate funds for its operations through the sale of a royalty interest in the leased properties.

Description of Property, page 30

14.	Eliminate the excessive use of technical language. The reader should not require a technical background to understand your disclosure. For example, on page 31 you indicate the following:

“Gold is associated with alteration, including silicification, fine-grained pyrite, sericite and minor quartz veinlets and is also associated with antimony, arsenic, mercury and silver.”

RESPONSE:

We have complied with this comment on pages 31 through 36 of the Prospectus.

Ms. Carmen Moncada-Terry

August 16, 2006

Executive Compensation, page 38

Stock Options Plans, page 39

15.

Your statement that you do not have a stock option plan in place for officers, key employees or non-employees appears to be inconsistent with your disclosure on page F-11, where you state that the company currently sponsors an informal stock compensation plan. Please reconcile the inconsistency.

RESPONSE:

The Company does not have a stock option plan in place. However, it does from time to time grant stock awards to directors and consultants. So as not to be misleading, the related footnote should be changed to read as stated below:

Stock Based Compensation and Other Equity Transactions – The Company does not have a stock based compensation plan in place.  The Company's Compensation Committee makes recommendations to the Board of Directors for the granting of awards of stock options to its officers and directors on a case-by-case basis.  Prior to January 1, 2006, the Company accounted for all awards of stock options in accordance with APB 25. Therefore, no stock-based employee compensation expense for stock options was reflected in the income for the three and six months ended June 30, 2005.

Independent Accountant’s Report

16.	Please revise to include the signature of your auditor.

RESPONSE:

We have complied with this comment on page F-2 of the Prospectus.

Financial Statements for the Quarter Ended March 31, 2006

Consolidated Balance Sheets, page F-3

17.

We note from your disclosure in footnote three that the amounts capitalized in your exploration projects line item represent “significant expenditures for the examination and development of exploration opportunities.” We also note your statement on page F-7 that “Exploration and evaluation expenditures are capitalized at cost.” Please note that costs should be expensed as incurred during the exploration stage prior to determining the existence of a commercially minable deposit. Please refer to our website for further information on mining exploration costs at the following address and revise your presentation as appropriate, or otherwise advise:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P26755290

Ms. Carmen Moncada-Terry

August 16, 2006

RESPONSE:

The document referred to in comments raised by the Staff’s letter dated July 21, 2006 states:

“Recoverability of capitalized costs is likely to be insupportable under FASB Statement No. 121 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage. As a result, the staff would generally challenge capitalization of exploration costs, and believes that those costs should be expensed as incurred during the exploration stage under US GAAP.”

Pursuant to FASB Statement 19 (FAS 19), paragraph 11, costs that should be capitalized include leases and drilling. However, pursuant to paragraph 17a of this Statement, geological and geophysical (G&G) costs are expensed as incurred. The Company has applied this to its exploration costs, expensing G&G costs but capitalizing lease payments, drilling costs, etc. While we are aware that FAS 19 relates to the oil and gas industry, we have noted that exploration and extractive industries are included in several AICPA statements and pronouncements and are comparable in industry and practice to that of the oil and gas industry. Therefore, its provisions were applied to the mineral extractive operations of the Company.

Paragraph 12 of FAS 19 also states that “Unproved properties shall be assessed periodically, and a loss recognized if those properties are impaired.” While there have been no feasibility studies to establish proven reserves or resources, sampling of the areas under exploration has yielded traces of minerals sufficient to cause the Company to continue exploration and site development. Therefore, the Company plans to continue exploration with the expectation of finding reserves based on these preliminary samples. These costs will be assessed for write-off when evidence confers carrying value exceeds recoverable costs. As of August 4, 2006 there is no indication on any of the properties currently being explored that commercially minable deposits fail to exist.

Consolidated Statements of Cash Flows, page F-6

18.

Please reconcile the amounts shown for the Gain on sale of mineral rights and Loss on settlement of note receivable of $(40,000) and $19,000, for the exploration stage period January 1, 2002 through March 31, 2006, to the amounts presented on your Consolidated Statements of Loss on page F-4 of $46,410 and $(93,000).

Ms. Carmen Moncada-Terry

August 16, 2006

                 RESPONSE:

Reconciliation of the Loss on settlement of note receivable for the exploration stage period January 1, 2002 through March 31, 2006:

Loss on settlement of note receivable as reported on the consolidated statements of cash flows	$19,000
Loss on legal settlement, as included in the net amount for Changes due to increase (decrease) in operating liabilities: Accounts payable and accrued expenses, reported on the consolidated statements of cash flows	$74,000
Loss on legal and note receivable settlements as reported on the consolidated statements of loss	$93,000

Reconciliation of the Gain on sale of mineral rights for the exploration state period January 1, 2002 through March 31, 2006:

Gain on sale of mineral rights as reported on the consolidated statements of cash flows	($40,000)
Gain on sale of historic gold bar, as included in the net amount for Changes due to (increase) decrease in operating assets: Prepaid expenses and other, as reported on the consolidated statements of cash flows	($6,410)
Gain on sale of historic gold bar and mineral rights as reported on the consolidated statements of loss	($46,410)

8. Stock Based Compensation and Other Equity Transactions, page F-11

19.	Please tell us what factors you considered in support of your risk-free interest rates of 2.54%, 4.43% and 4.51 % given your status as an exploration stage company.

RESPONSE:

Interest rates used to estimate the fair market value of stock options and warrants were based on the rates for three-month treasury bills at the date of grant pursuant to paragraph A25 of FAS 123(R): Share Based Payment (as amended). The nominal rates for five-year Treasury constant maturities were also considered in estimating the value of the stock options as they are closer to the term of the options. However, the difference was deemed immaterial.

Ms. Carmen Moncada-Terry

August 16, 2006

Other Expenses of Issuance and Distribution, page II-1

20.	Please revise to provide the omitted information prior to effectiveness.

RESPONSE:

We have complied with this comment on page II-1 of the Prospectus.

Recent Sales of Unregistered Securities, page II-1

21.

We note that you conducted several private placements in 2006 in reliance of the exemption provided in Rule 506 of the 1933 Act. Please confirm that no more than 35 purchasers purchased their securities in each of such transactions, or if any of such transactions is subject to integration, no more than 35 purchasers purchased their securities in any of the integrated transactions.

RESPONSE:

We confirm that no more than 35 “unaccredited” purchasers purchased their securities in each of the transactions set forth in the section entitled “Recent Sales of Unregistered Securities” on pages II-1 and II-2 of the Prospectus. Moreover, even if any of transactions set forth in the section entitled “Recent Sales of Unregistered Securities” on pages II-1 and II-2 of the Prospectus is subject to integration, no more than 35 “unaccredited” purchasers purchased their securities in any of the integrated transactions.

Undertakings, page II-7

22.	Please revise to conform to Item 512 of Regulation S-B, as amended.
RESPONSE:

We have complied with this comment on pages II-7 and II-8 of the Prospectus.

Signatures, page II-9

23.

Please ensure consistency when identifying the capacities in which the signatories are signing. We note, for instance, that you identify Mr. Robert M. Shield as a director in one place and as a chairman in another place.

RESPONSE:

We have complied with this comment on pages II-9 and II-10 of the Prospectus.

Ms. Carmen Moncada-Terry

August 16, 2006

Engineering Comments

General

24.

Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company’s property.

RESPONSE:

We have endeavored to describe only the geology, history, or exploration results that are directly related to the properties that Piedmont has the right to explore. We have omitted all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the properties that Piedmont has the right to explore. We have removed information about mines, prospects, or companies operating in or near to the property and have focused on the properties that Piedmont has the right to explore.

Trinity Silver Project, page 33

25.

In the second paragraph of this section, you state that a report prepared by U.S. Borax indicated that “there was more than 4 million tons of shallow sulfide mineralization grading approximately 2 ounces of silver per ton.” Please indicate if this estimate is a proven or probable reserve. Also provide a higher precision level for this estimate.

RESPONSE:

We have deleted the reference on page 33 of the Prospectus to the report prepared by U.S. Borax.

26.

Please provide separately from this filing, a written consent from any experts or companies whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named in the registration statement. Otherwise refer to these documents as historical studies without naming the company or authors.

RESPONSE:

Since we have deleted the reference to the US Borax report, no other experts or companies whose name is cited, and/or whose work is incorporated into the document exists for Piedmont to obtain the requested consent authorizing disclosure and being named in the Prospectus.

Ms. Carmen Moncada-Terry

August 16, 2006

                 We hope that the foregoing addresses all of the Staff’s comments contained in its letter of July 21, 2006. Once the Staff has no further comments, Pidemont would like to be in the position to seek effectiveness on its Form SB-2/A Registration Statement. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement to this filing as Attachment A.

Very truly yours,
/s/ Scott E. Bartel
Scott E. Bartel

SEB:aeh

Enclosures

cc:	Robert M. Shields, Jr., Piedmont Mining Company, Inc.

ACKNOWLEDGMENT

Piedmont Mining Company, Inc., (the “Company”), hereby acknowledges the following:

1.

Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 15, 2006	Piedmont Mining Company, Inc.

/s/ Robert M. Shields, Jr.

Robert M. Shields, Jr., Chief Executive

Officer, Chief Financial Officer, President,         Director, Chairman of the Board of Directors